UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Disclosure of Major Shareholding

October 20, 2010 – 8:00 am CET

DISCLOSURE OF MAJOR SHAREHOLDING

BRUSSELS, Belgium, October 20, 2010 - Pursuant to the Belgian Law of May 2, 2007 relating to the publication of major shareholdings in listed companies, Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, has received a notification of the threshold of 5% being crossed downwards by BlackRock which now owns 4.88% of Delhaize Group’s voting rights as follows:

Holders of Voting Rights	Number of voting rights of the previous notification	Current number of voting rights	Current percentage of voting rights
BlackRock Asset Management Australia Limited	96 612	93 847	0.09%
BlackRock Asset Management Japan Limited	434 157	541 898	0.53%
BlackRock Advisors (UK) Limited	1 315 353	1 193 685	1.18%
BlackRock Asset Management Deutschland AG	0	45 335	0.04%
BlackRock Institutional Trust Company, N.A.	2 288 516	2 105 457	2.08%
BlackRock Fund Advisors	544 747	495 836	0.49%
BlackRock Asset Management Canada Limited	52 143	25 769	0.03%
BlackRock Advisors, LLC	78 200	10 098	0.01%
BlackRock Financial Management, Inc.	1 278	27 380	0.03%
BlackRock Investment Management, LLC	129 693	184 249	0.18%
BlackRock Investment Management (Australia) Limited	2 274	9 140	0.01%
BlackRock Investment Management (Dublin) Limited	8 498	1 182	0.00%
BlackRock Luxembourg S.A.	20 800	0	0.00%
BlackRock (Netherlands) B.V.	0	24 901	0.02%
BlackRock Fund Managers Limited	19 197	26 596	0.03%
BlackRock Asset Management Ireland Limited	0	127 949	0.13%
BlackRock International Limited	39 345	27 570	0.03%
BlackRock Investment Management (UK) Limited	21 094	9 627	0.01%
Total:	5 051 907	4 950 519	4.88%

On October 15, 2010, BlackRock Investment Management (UK) Limited notified Delhaize Group that as of October 8, 2010 BlackRock owned 4 950 519 Delhaize Group shares, representing 4.88% of its voting rights. This is a decrease of 101 388 shares compared to the previous notification of ownership received on February 18, 2010.

According to the notification that Delhaize Group received from BlackRock Investment Management (UK) Limited on October 15, 2010, BlackRock, Inc. is the ultimate controller of the legal entities listed above. The latter however, are the discretionary investment managers that hold the Delhaize Group shares and exercise the voting rights.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of the second quarter of 2010, Delhaize Group’s sales network consisted of 2 740 stores. In 2009, Delhaize Group posted EUR 19.9 billion (USD 27.8 billion) in revenues and EUR 514 million (USD 717 million) in net profit (Group share). At the end of 2009, Delhaize Group employed approximately 138 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen:	+ 32 2 412 83 62
Aurélie Bultynck:	+ 32 2 412 83 61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: October 21, 2010	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President